Shareholder meeting results (Unaudited)

April 29, 2016 meeting

At the meeting, a proposal to fix the number of Trustees at 13 was approved as follows:

Votes for 		Votes against 		Abstentions
32,599,505 		1,069,550 		506,888

At the meeting, each of the nominees for Trustees was elected as follows:

      			Votes for 	Votes withheld
Liaquat Ahamed 		30,527,602	3,648,349
Ravi Akhoury 		30,488,281	3,687,670
Barbara M. Baumann 	30,597,351	3,578,600
Jameson A. Baxter 	30,538,964	3,636,987
Robert J. Darretta 	30,609,934	3,566,017
Katinka Domotorffy 	30,557,770	3,618,182
Paul L. Joskow 		30,576,886	3,599,065
Kenneth R. Leibler 	30,614,692	3,561,260
George Putnam, III 	30,627,514	3,548,437
Robert L. Reynolds 	30,636,259	3,539,692
W. Thomas Stephens 	30,558,557	3,617,394

A quorum was not present with respect to the matter of electing two Trustees to be voted on by the preferred shareholders voting as a separate class. As a result, in accordance with the funds Declaration of Trust and Bylaws,independent fund Trustees John A. Hill and Robert E.
Patterson remain in office and continue to serve as Trustees.

All tabulations are rounded to the nearest whole number.